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                              April 18, 2022

       Huisen Wang
       Chief Executive Officer
       Huadi International Group Co., Ltd.
       No. 1688 Tianzhong Street
       Longwan District
       Wenzhou, Zhejiang Province
       People's Republic of China 325025

                                                        Re: Huadi International
Group Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended September 30, 2021
                                                            Filed February 2,
2022
                                                            File No. 001-39904

       Dear Mr. Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended September 30, 2021

       Part 1
       Item 3. Key Information
       Overview, page 1

   1.                                                   In an overview under
Item 3, please disclose prominently that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries based
in China and that this structure involves unique risks to investors.
                                                        Please also provide a
cross-reference to your detailed discussion of risks facing the company as a result of
your structure.
   2.                                                   In an overview under
Item 3, please provide prominent disclosure about the legal and operational risks
associated with being based in and having the majority of the company   s
 Huisen Wang
FirstName   LastNameHuisen Wang
Huadi International Group Co., Ltd.
Comapany
April       NameHuadi International Group Co., Ltd.
       18, 2022
April 218, 2022 Page 2
Page
FirstName LastName
         operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company.
3. We note your disclosures on page ii; however, when you provide disclosures throughout the filing please make it clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please refrain from
         using terms such as    we    or    our    when describing activities
or functions of a subsidiary
         or other entity. For example, disclose, if true, that your subsidiaries conduct operations in
         China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest.
4. In an overview under Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, their source, and their tax consequences. Your disclosures should make it clear if no transfers, dividends, or distributions have been made to date by stating that fact. Also, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
5. In an overview under Item 3, please disclose the risks that your corporate structure and being based in or having the majority of operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any
 Huisen Wang
Huadi International Group Co., Ltd.
April 18, 2022
Page 3
         actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. In an overview under Item 3, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also provide a cross-reference to your related risk factor.
7. In an overview under Item 3, please disclose that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 2

8. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date.
Item 10. Additional Information
Exchange Controls, page 84

9. We note disclosures in the second paragraph on page 86 regarding your VIE in the PRC;
       however, we note no disclosures throughout your filing that indicate you operate through
FirstName LastNameHuisen Wang
       a VIE structure. Please explain to us and revise your disclosures to address this apparent
Comapany   NameHuadi
       inconsistency. If International Group
                         accurate, please     Co.,
                                          revise   Ltd.filing to affirmatively
state on page 1 that
                                                 your
       you2022
April 18,  do not use3 a VIE structure.
               Page
FirstName LastName
 Huisen Wang
FirstName   LastNameHuisen Wang
Huadi International Group Co., Ltd.
Comapany
April       NameHuadi International Group Co., Ltd.
       18, 2022
April 418, 2022 Page 4
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing